

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

Via E-Mail
Billy M. Dodson
President
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

> **Re:** **Ministry Partners Investment Company, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 4, 2012**
> **File No. 333-175144**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 8, 2012**
> **File No. 333-163970**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 333-04028-LA**

Dear Mr. Dodson:

We have reviewed your filings and response letter dated May 4, 2012 and have the following comments.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.   Please limit your prospectus cover page to one page as required by Item 501(b) of Regulation S-K, and move the sections titled "Suitability Standards" and "Restriction Imposed by the USA PATRIOT Act and Related Acts" to another section of your prospectus.

Risk Factors, page 12

General

2.   Please revise your risk factors and your financial statements to address the potential liability to which you may be subject as a result of offering securities pursuant to prior registration statement File No. 333-163970. Alternatively, provide us with your analysis supporting your conclusion that you do not need to disclose in the risk factors section and

in your financial statements the potential liability, and the possible contingent liability, to purchasers of your securities during the relevant periods.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Strengthen the Quality of our Loan Portfolio, page 75</u>

3.   Please revise to fully and clearly disclose all the relevant facts and circumstances related to the sale of impaired loans to ECCU. Your disclosure should include, but not be limited to, the following information:
*   The fact that ECCU is a related party.
*   The recorded investment in, the specific reserves allocated to, and the estimated fair value of the loans sold as well as the fact that the loans were impaired and were on non-accrual status.
*   The estimated fair value of any other assets transferred or rights released in the transaction. Specifically discuss the nature of the claims related to loans you previously acquired from ECCU that you released in the transaction and discuss the reasons you released them.
*   A description of and the estimated fair value of the assets and rights received in the transaction. These items appear to include $4.5 million in cash, a 1% interest in another loan and a second deed of trust in a third loan.
*   A discussion of why it appears that ECCU paid above market value for the items considering that you disclose that the loans were sold at par and that the loans were impaired.
*   The gain or loss related to the transaction, including the impact from the release of the specific reserves allocated to the loans, and any other impact on your financial results, credit quality trends, or liquidity.

In the other sections of your document in which you discuss the transaction, please refer the reader to this section which contains all the relevant details of the transaction.

4.   Please provide us with your accounting analysis related to the sale of two impaired loans to ECCU. Please include all relevant facts and circumstances and the specific guidance that supports your accounting determinations. Specifically tell us:
*   How you measured any gain or loss on the transaction.
*   How you recognized and measured fair value on the assets and rights received.
*   How you considered the fact that the property securing one of the loans received is appraised at $1.455 million in your recognition determination and your fair value measurement.
*   How you considered the specific reserves allocated to the loans sold in your analysis.

Non-performing Loans, page 78

5.   Please tell us in detail and revise your disclosure to explain how you determined that an impaired loan is collateral dependent considering your disclosure that churches depend largely on revenues from church member contributions to pay off their loans.

Allowance for Loan Losses, page 80

6.   We note your response to comment 8 in your May 4, 2012 letter.   Please revise your disclosure to clarify how you consider accrued unpaid interest in your measurement of credit losses on impaired loans.

Debt Covenants, page 93

7.   To the extent you are reasonably likely to be in breach of your debt covenants, please revise to disclose material information about that breach and analyze the impact on the company if material. Your analysis should include:
*   the steps you are taking to avoid the breach;
*   the steps you intend to take to cure, obtain a waiver of or otherwise address the breach;
*   the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and
*   alternate sources of funding to pay off resulting obligations or replacement funding.

Also disclose the impact, if material, of debt covenants on your ability to undertake additional debt or equity financing. Refer to SEC Interpretive Release No. 33-8350.

Financial Statements, page F-1

8.   Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.

Non-Performing Loans, page F-20

9.   Please explain to us in detail why you disclose different amounts of recorded investment in and unpaid principal balance for certain classes of financing receivables in your impaired loans table considering the definition of the recorded investment in a receivable in the FASB Codification Master Glossary and your disclosure that you had only one charge-off related to a foreclosed loan.

Note 14. Fair Value – Fair Value on a Nonrecurring Basis, page F-33

10.   Please revise your table of assets measured at fair value on a nonrecurring basis to only include collateral dependent impaired loans since they are the only impaired loans measured at fair value.

Exhibit 23.5 Consent of Hutchinson and Bloodgood LLP

11.   We note the audit opinion is dated March 30, 2012. However, the consent of your auditor refers to an audit opinion dated March 31, 2012. Please ensure that the consent of your auditor includes the correct audit opinion date.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

General

12.   Provide us with an accounting of all securities sold after March 3, 2011, including identifying all securities that are currently outstanding or have rolled over during the prior 12 months (we note that you supplementally provided us with an accounting of all securities sold between May 1, 2011 and May 15, 2012). In addition, please tell us the number of states in which securities were sold and the number of purchasers in each state.

13.   If you continued to use this registration statement more than 9 months after it went effective on June 3, 2010, please provide an analysis supporting your conclusion that the use of the prospectus was consistent with Rule 427 and that you updated your prospectus, as you undertook to do, per the undertakings included in your registration statement in answer to Item 512(a)(1)(i) of Regulation S-K.

14.   Please address how you concluded that the prospectus used in this offering was compliant with Section 10(a) of the Securities Act of 1933 and the offers and sales made using that prospectus were done in compliance with Section 5 of the Securities Act of 1933.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 14. Subsequent Event, page F-28

15.   Please tell us all the details regarding the Loan Purchase Agreement entered into on May 15, 2012 and ensure your disclosure in future filings indicates whether the loans were sold at fair value and whether this was an arm's length transaction.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney